                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6 )*
                                            ---

                          Cover-All Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   222892 10 1
            -------------------------------------------------------
                                 (CUSIP Number)

                    Randall G. Ray, Gardere Wynne Sewell LLP
--------------------------------------------------------------------------------
         1601 Elm Street, Suite 3000, Dallas, Texas 75201, 214-999-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 11, 2000
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.          222892 10 1
          ------------------------------------------


-------------------------------------------------------------------------------------------------------------
1.         Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

           Software Investments Limited
-------------------------------------------------------------------------------------------------------------
2.         Check the Appropriate Box If a Member of a Group (See Instructions)
           (a) [ ]
           (b) [X]
-------------------------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------------------------
4.         Source of Funds (See Instructions)

           WC
-------------------------------------------------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)           [  ]

-------------------------------------------------------------------------------------------------------------
6.         Citizenship or Place of Organization

           British Virgin Islands
-------------------------------------------------------------------------------------------------------------
                                  7.         Sole Voting Power

                                             1,795,116
            NUMBER OF             ---------------------------------------------------------------------------
             SHARES               8.         Shared Voting Power
          BENEFICIALLY
            OWNED BY                         0
             EACH                 ---------------------------------------------------------------------------
            REPORTING             9.         Sole Dispositive Power
             PERSON
              WITH                           1,795,116
                                  ---------------------------------------------------------------------------
                                  10.        Shared Dispositive Power

                                             0
-------------------------------------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           1,795,116
-------------------------------------------------------------------------------------------------------------
12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

-------------------------------------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

           11.7%
-------------------------------------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           CO
-------------------------------------------------------------------------------------------------------------


                              Page 2 of 13 Pages

                                  SCHEDULE 13D


CUSIP NO.            222892 10 1
          ------------------------------------------


-------------------------------------------------------------------------------------------------------------
1.         Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

           Care Corporation Limited
-------------------------------------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [ ]
           (b)  [X]
-------------------------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------------------------
4.         Source of Funds (See Instructions)

           WC
-------------------------------------------------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)            [ ]

-------------------------------------------------------------------------------------------------------------
6.         Citizenship or Place of Organization

           British Virgin Islands
-------------------------------------------------------------------------------------------------------------
                                  7.         Sole Voting Power

                                             0
            NUMBER OF             ---------------------------------------------------------------------------
             SHARES               8.         Shared Voting Power
          BENEFICIALLY
            OWNED BY                         0
              EACH                ---------------------------------------------------------------------------
            REPORTING             9.         Sole Dispositive Power
             PERSON
              WITH                           0
                                  ---------------------------------------------------------------------------
                                  10.        Shared Dispositive Power

                                             0
-------------------------------------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           0
-------------------------------------------------------------------------------------------------------------
12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

-------------------------------------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

           0%
-------------------------------------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           CO
-------------------------------------------------------------------------------------------------------------


                              Page 3 of 13 Pages

                                  SCHEDULE 13D


CUSIP NO.          222892 10 1
          ------------------------------------------


-------------------------------------------------------------------------------------------------------------
1.         Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

           Vault Management Limited
-------------------------------------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [X]
-------------------------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------------------------
4.         Source of Funds (See Instructions)

           WC
-------------------------------------------------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)            [ ]

-------------------------------------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
-------------------------------------------------------------------------------------------------------------
                                  7.         Sole Voting Power

                                             1,280,000
            NUMBER OF             ---------------------------------------------------------------------------
             SHARES               8.         Shared Voting Power
          BENEFICIALLY
            OWNED BY                         0
              EACH                ---------------------------------------------------------------------------
            REPORTING             9.         Sole Dispositive Power
             PERSON
              WITH                           1,280,000
                                  ---------------------------------------------------------------------------
                                  10.        Shared Dispositive Power

                                             0
-------------------------------------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           1,280,000
-------------------------------------------------------------------------------------------------------------
12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

-------------------------------------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

           8.1%
-------------------------------------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           CO
-------------------------------------------------------------------------------------------------------------


                              Page 4 of 13 Pages

                                  SCHEDULE 13D


CUSIP NO.          222892 10 1
          ------------------------------------------


-------------------------------------------------------------------------------------------------------------
1.         Names of Reporting Persons.  I.R.S. Identification Nos. Of above Persons (Entities Only).

           Mark D. Johnston
-------------------------------------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [X]
-------------------------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------------------------
4.         Source of Funds (See Instructions)

           WC
-------------------------------------------------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)            [ ]

-------------------------------------------------------------------------------------------------------------
6.         Citizenship or Place of Organization

           Australia
-------------------------------------------------------------------------------------------------------------
                                  7.         Sole Voting Power

                                             3,280,116
            NUMBER OF             ---------------------------------------------------------------------------
             SHARES               8.         Shared Voting Power
          BENEFICIALLY
            OWNED BY                         0
              EACH                ---------------------------------------------------------------------------
            REPORTING             9.         Sole Dispositive Power
             PERSON
              WITH                           3,280,116
                                  ---------------------------------------------------------------------------
                                  10.        Shared Dispositive Power

                                             0
-------------------------------------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           3,280,116
-------------------------------------------------------------------------------------------------------------
12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

-------------------------------------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

           20.3%
-------------------------------------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           IN
-------------------------------------------------------------------------------------------------------------


                              Page 5 of 13 Pages

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 6 ("Amendment No. 6" ) to the Statement on Schedule 13D dated as of August April 3, 1996 (the "Statement"), as amended by Amendment No. 1 to the Statement dated as of April 30, 1996, Amendment No. 2 to the Statement dated as of March 14, 1997, Amendment No. 3 to the Statement dated as of March 31, 1997, Amendment No. 4 dated as of May 15, 1998, and Amendment No. 5 dated as of May 18, 1998, is being filed to reflect the change in the beneficial ownership of certain shares of Common Stock, $0.01 par value (the "Common Stock"), of Cover-All Technologies, Inc., a Delaware corporation formerly known as Warner Insurance Services, Inc. (the "Company"), which has its principal offices at 18-01 Pollitt Drive, Fair Lawn, New Jersey 07410, beneficially owned by Software Investments Limited ("SIL"), Care Corporation Limited ("Care"), Vault Management Limited ("Vault"), and Mark D. Johnston.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b) and (c): The following sets forth the information required by Items 2(a), (b) and (c):

                  1. SIL, a British Virgin Islands corporation, is principally engaged in the investment business. As of October 19, 2000, Mark D. Johnston is the holder of all the capital stock of SIL as the result of a distribution from Mirror Trust, a Jersey Discretionary Trust ("Mirror Trust"), the trustee of which is Lambert Company Limited, a British Virgin Islands corporation ("Lambert"), to the Bradbury Trust No. 7 ("Bradbury Trust") and the distribution from Bradbury Trust to Mark D. Johnston as its sole beneficiary. In addition, as of October 19, 2000, Mark D. Johnston is the sole director of SIL. Mark
                           D. Johnston is a director, the Chairman of the Board, and the Interim Chief Financial Officer of the Company.

                           The business address of SIL is Abbot Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. Mark D. Johnston's business address is P.O. Box 839, St. Helier, Jersey, Channel Islands, JE49NZ.

                  2. Care, a British Virgin Islands corporation, is principally engaged in the investment business. As of October 19, 2000, Care is majority owned (64.86%) by Mark D. Johnston as the result of a distribution from Mirror Trust to Bradbury Trust and the distribution from Bradbury Trust to Mark D. Johnston as its sole beneficiary. In addition, as of October 19, 2000, Mark D. Johnston is the sole director of Care.

                           Anglo-Adriatic Corporation, a British Virgin Islands corporation, owns a 22% interest in Care. Anglo-Adriatic Corporation is controlled by the BVI Beaver Trust for the benefit of the children of Ian
                           J. Meredith, a director of the Company. The trustee of the BVI Bearer Trust is First Island Trustees Limited. The BVI Bearer Trust, First Island Trustees Limited, and Ian J. Meredith disclaim beneficial ownership of the shares of the Company's Common Stock owned by Care.

                           The business address of Care is Abbot Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. Mark D. Johnston's business address is P.O. Box 839, St. Helier, Jersey, Channel Islands, JE49NZ.

                  3. Vault, a British Virgin Islands corporation, is principally engaged in the investment business. Vault is making its investment in the Company in its capacity as trustee

                              Page 6 of 13 Pages
                           of The Vault Trust, a British Virgin Islands trust ("Vault Trust"). Vault is owned 100% by Mark D. Johnston. The directors of Vault are Mark D. Johnston and Deborah Frances Johnston, the wife of Mark D. Johnston. The beneficiaries of the Vault Trust are Mark D. Johnston, Deborah Frances Johnston, and Mark
                           D. Johnston's children.

                           The business address of Vault is Citco Building, Wickhams Cay, P.O. Box 662 Road Town, Tortola, British Virgin Islands. Mark D. Johnston's business address is P.O. Box 839, St. Helier, Jersey, Channel Islands, JE49NZ.

                  4. Mark D. Johnston, an individual, is the sole director and shareholder of SIL, the sole director and majority shareholder of Care, one of the two directors of Vault, and the sole shareholder of Vault. Mark D. Johnston is a director, the Chairman of the Board, and the Interim Chief Financial Officer of the Company, which is located at 18-01 Pollitt Drive, Fair Lawn, New Jersey 07410.

                           Mark D. Johnston's business address is P.O. Box 839, St. Helier, Jersey, Channel Islands, JE49NZ.

         (d) None of SIL, Care, Vault, Mark D. Johnston, or the directors or executive officers of SIL, Care, or Vault has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of SIL, Care, Vault, Mark D. Johnston, or the directors or executive officers of SIL, Care, or Vault has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mark D. Johnston is a citizen of Australia and a resident of Monaco. Deborah Frances Johnston is a citizen of Great Britain and a resident of Monaco. Neither SIL, Care, nor Vault have separate executive officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the filing of this Amendment No. 6, SIL beneficially owns 1,795,116 shares of Common Stock, consisting of 1,688,964 shares and warrants to purchase 106,152 shares (with an adjusted exercise price of $1.91 per share and expiring on March 30, 2001) owned of record. SIL originally purchased 1,412,758 shares of Common Stock at a price of $2.00 per share, or an aggregate purchase price of $2,825,516, and warrants to purchase 196,875 shares of Common Stock at a price of $1.00 per warrant, or an aggregate price of $196,875, pursuant to a Stock Purchase Agreement dated as of March 31, 1996, by and among the Company, SIL and Care ("SIL/Care Stock Purchase Agreement"). The closing of the transactions contemplated by the SIL/Care Stock Purchase Agreement was completed on April 3, 1996. In addition, pursuant to the exercise of repurchase rights granted in the SIL/Care Stock Purchase Agreement, SIL purchased 1,628,101 shares of Common Stock on April 30, 1996, at a price of $3.00 per share, or an aggregate purchase price of $4,884,303. Also on April 30, 1996, pursuant to a right granted in connection with the SIL/Care Stock Purchase Agreement, SIL purchased warrants to purchase 776,562 shares of Common Stock at a price of $1.00 per warrant, or an aggregate purchase price of $776,562. On May 6, 1996,

                              Page 7 of 13 Pages

SIL exercised such warrants and purchased 776,562 shares of Common Stock at a price of $2.00 per share or an aggregate purchase price of $1,553,124. The funds used to acquire the shares of Common Stock and warrants came from available working capital and/or available cash on hand of SIL.

         Until January 16, 2001, Care beneficially owned 2,500,000 shares of Common Stock, consisting of 2,500,000 shares owned of record, which were originally issued to Care pursuant to the SIL/Care Stock Purchase Agreement in exchange for an exclusive license to certain software of Care for use in Canada, Mexico, Central America, and South America pursuant to an Exclusive Software License Agreement dated as of March 31, 1996, by and between Care, the Company, and a wholly owned subsidiary of the Company ("Exclusive Software License Agreement"). Pursuant to an Exclusive Software License Repurchase Agreement dated as of March 31, 1998, by and among the Company, a wholly owned subsidiary of the Company, Care, and SIL, Care repurchased such software license in consideration of the repurchase price of $5,000,000, consisting of $500,000 in cash and $4,500,000 evidenced by a promissory note from Care to the Company secured by a pledge of shares of Common Stock ("Secured Promissory Note"). The Secured Promissory Note and related Pledge Agreement were subsequently amended (as amended, the "Pledge Agreement") so that the maximum number of shares of Common Stock that Care is required to pledge as collateral was capped at 2,500,000. Care has made cash payments to the Company totaling $2,750,000 under the Secured Promissory Note.

         Care did not make a scheduled payment of $250,000 to the Company under the Secured Promissory Note that was due on December 31, 2000. On January 3, 2001, Care received notice of the payment default from the Company. In the notice, the Company gave Care ten days from receipt of the notice, or until January 13, 2001, to cure the default by making the past due payment. Under the terms of the Pledge Agreement, upon the occurrence and during the continuance of an event of default under the Secured Promissory Note, which includes the failure to make a payment when due, upon at least ten days notice the Company may foreclose upon the pledged shares of Common Stock and hold them for public or private sale. Care determined not to cure the default and to allow the Company to foreclose upon the pledged shares of Common Stock. The Company has now foreclosed upon the pledged shares and intends to hold them as treasury shares thus reducing the number of outstanding shares as of January 16, 2001. Accordingly, as of the filing of this Amendment No. 6, Care owns no shares of Common Stock.

         As of the filing of this Amendment No. 6, Vault beneficially owns 1,280,000 shares of Common Stock, consisting of 640,000 shares and warrants to purchase 640,000 shares owned of record, which were purchased pursuant to a Stock Purchase Agreement dated as of June 9, 2000, by and between the Company and Vault ("Vault Stock Purchase Agreement"). The Vault Purchase Agreement provides for a minimum of $400,000 and a maximum of $1,000,000 investment in the Company by Vault. Under the terms of the Vault Stock Purchase Agreement, Vault purchases 320,000 units (each a "Unit") on each of June 9, 2000, and June 23, 2000, at a purchase price per Unit of $0.625, or an aggregate purchase price of $400,000. Each Unit consisted of 1 share of Common Stock and 1 warrant to purchase a share of Common Stock. Each warrant has an exercise price of $0.625 per share, and shall, if unexercised, expire five years after the date of its issuance. Additionally, pursuant to the Vault Stock Purchase Agreement, Vault had the right to purchase additional Units on each of August 31, 2000, October 31, 2000, and November 30, 2000, for up to an additional 960,000 Units, which it did not exercise. The funds used to acquire the shares of Common Stock and warrants came from available working capital and/or available cash on hand of Vault.

         As of the filing of this Amendment No. 6, Mark D. Johnston beneficially owns 3,280,116 shares of Common Stock, consisting of the shares discussed above in this Item 3, options to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share that are presently exercisable and expire on March

                              Page 8 of 13 Pages

15, 2001, and options to purchase 195,000 shares of Common Stock at an exercise price of $2.00 per share that are presently exercisable and expire on June 13, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting persons are holding their shares of Common Stock for investment. The reporting persons that continue to own shares of Common Stock have no present intention to transfer any of the shares of Common Stock held by them. SIL, Vault, and Mark D. Johnston intend to be long-term holders of the Common Stock.

         Such reporting persons have no present intentions to cause the Company to engage in any extraordinary transactions; to sell or transfer any of the Company's material assets or the assets of its subsidiary; to effect any change of the Company's business, corporate structure, capitalization, dividend policy, or certificate of incorporation; or to delist or terminate the registration of any securities of the Company; but reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

         Pursuant to Section 9.1 of the SIL/Care Stock Purchase Agreement, the Company shall take all necessary action to cause a designee of SIL and Care ("Care Designee") which may be Mark D. Johnston or a successor designated to the Company by SIL and Care to be included as one of the management nominees for Director of the Company at each meeting of the stockholders, beginning with the 1996 meeting of stockholders. If the Care Designee is not elected at or any annual meeting called for the purpose of reelecting or electing such class of Directors, the Company shall elect the Care Designee to its Board of Directors, and amend its By-Laws to create any vacancy if required, to serve for a period equal to the remainder of the term of such class of Directors. If, at any time, any Care Designee shall decline or be unable to serve as a Director of the Company, another Care Designee shall be elected as a Director of the Company to fill the vacancy thus created. Each Care Designee shall have all voting and other rights provided to Directors of the Company generally. The Company shall be required to comply with Section 9.1 of the SIL/Care Stock Purchase Agreement for as long as SIL and Care collectively hold an aggregate of 20% or more of the issued and outstanding shares of the Company's Common Stock. Mark D. Johnston was first elected as a Director of the Company effective April 16, 1996.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b):      The following sets forth the information required
                           by Items 5(a) and (b):

         SIL is the record and beneficial owner of 1,688,964 shares of Common Stock and presently exercisable warrants to purchase 106,152 shares of Common Stock over which SIL has sole voting and dispositive power. The total number of shares of Common Stock beneficially owned by SIL is 1,795,116 shares, constituting 11.7% of Common Stock.

         Care is the record and beneficial owner of no shares of Common Stock.

         Vault is the record and beneficial owner of 640,000 shares of Common Stock and presently exercisable warrants to purchase a total of 640,000 shares of Common Stock over which Vault has sole voting and dispositive power. The 1,280,000 shares of Common Stock beneficially owned by Vault constitute 8.1% of the issued and outstanding shares of Common Stock.


                              Page 9 of 13 Pages

         As the sole director and shareholder of SIL, one of the two directors of Vault, and the sole shareholder of Vault, Mark D. Johnston is the beneficial owner of an aggregate of 2,328,964 shares of Common Stock and presently exercisable warrants to purchase an aggregate of 746,152 shares of Common Stock, which shares and warrants are held of record by SIL and Vault, respectively, as reflected above. As the sole director and shareholder of SIL, one of the two directors of Vault, and the sole shareholder of Vault, Mark D. Johnston is able to control the exercise of voting and dispositive power by SIL and Vault.

         Mark D. Johnston also holds presently exercisable options to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share pursuant to the Company's 1994 Stock Option Plan for Independent Directors, which expire on April 15, 2001, and presently exercisable options to purchase 195,000 shares of Common Stock at an exercise price of $2.00 per share pursuant to the Company's 1995 Employee Stock Option Plan, which expire on June 13, 2002.

         The aggregate of 3,280,116 shares of Common Stock beneficially owned by Mark D. Johnston constitute 20.3% of the issued and outstanding shares of Common Stock.

         (c) The only transactions in the Company's Common Stock effected by or for SIL, Care, Vault, or Mark D. Johnston since the filing of Amendment No. 5 to the Statement or during the past sixty days are:

                  1.       The following transactions were effected by SIL:

                           On January 11, 2000, SIL transferred 878,342 shares of Common Stock in connection with certain obligations of Care arising under Convertible Promissory Notes ("Convertible Notes").

                           On September 30, 1998, Care borrowed a total of $560,000 from a group of persons and entities affiliated with Paradigm Group, L.L.C., in exchange for the Convertible Notes. Pursuant to the Convertible Notes issued by Care to each of these persons and entities, each holder of a Convertible Note had the right to convert the principal and accrued and unpaid interest thereunder into Common Stock, which would be transferred by Care to the holder. The right to convert was exercisable any time between December 14, 1998, and September 30, 2000. The Convertible Notes bore interest at 9% per year, required quarterly payments of accrued and unpaid interest, and required payment of the principal balance on September 30, 2000, if not earlier converted. In connection with this financing, Care also granted each of these persons and entities an option to acquire additional Common Stock, which would be transferred by Care to the holder. The options were exercisable for a two-year period beginning on September 30, 1998. The obligations under the Convertible Notes and the stock options to transfer Shares were solely Care's obligations.

                           In December 1999, the holders of the Convertible Notes exercised their right to convert all outstanding principal and accrued interest, a total of $622,161, into an aggregate of 878,342 shares of Common Stock and cash of $4,512.17 in lieu of fractional shares. However, at the time the Note holders exercised their conversion rights, all shares of Common Stock owned by Care were pledged to the Company to secure payment of the Secured Promissory Note. Therefore, SIL elected, on behalf of Care, to transfer 878,342 shares of Common Stock to the converting


                              Page 10 of 13 Pages
                           holders of the Convertible Notes. The options were not exercised on or before September 30, 2000.

                           As a result of the issuance by the Company of shares of Common Stock and warrants to purchase Common Stock pursuant to the transaction described in Note 4 above, the antidilution provisions of the warrants SIL holds to purchase Common Stock require an adjustment to the number and exercise price of such warrants, with respect to which SIL has not yet received notice from the Company.

                  2.       The following transactions were reported by Care:

                           See the second and third paragraphs of Item 3 of this Amendment No. 6

                  3.       The following transactions were reported by Vault:

                           See the fourth paragraph of Item 3 of this Amendment No. 6.

                  4.       The following transactions were reported by Mark. D.
                           Johnston:

                           None.

         (d)      Not applicable.

         (e) Woodcombe Limited, an Isle of Man company ("Woodcombe"), is no longer identified as a reporting person in the Statement, since on December 31, 2000, it sold its 330,000 shares of Common Stock to an Australian company. As of September 22, 2000, Mark D. Johnston was appointed as a director of Woodcombe, but on January 9, 2001, resigned as a director. Mark D. Johnston has no interest in or association with the buyer of the shares of Common Stock previously owned by Woodcombe.

                  Care ceased to be a reporting person on January 16, 2000, as a result of the foreclosure by the Company of the shares of Common Stock formerly owned by Care. See the second and third paragraphs of Item 3 of this Amendment No. 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Agreement Regarding Filing of Schedule 13D (filed herewith).

         2. Stock Purchase Agreement dated as of June 9, 2000, by and between the Company and Vault (incorporated by reference to Exhibit 10(p)(2) to the Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2000, and filed with the Commission on August 24, 2000).


                              Page 11 of 13 Pages

         3. Letter Agreement, dated as of June 9, 2000, from the Company amending Secured Promissory Note of Care, dated as of March 31, 1998 (incorporated by reference to Exhibit 10(l)(8) to the Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2000, and filed with the Commission on August 24, 2000).

         4. Letter Agreement amending Secured Promissory Note of Care, dated as of September 29, 1999, and Pledge Agreement, by and between Care and the Company, dated as of March 31, 1998 (incorporated by reference to Exhibit 10(ee) to the Company's Quarterly Report on Form 10-Q for the quarter ended on September 30, 1999, and filed with the Commission on November 15, 1999).

         5. Amendment to Pledge Agreement, dated as of November 12, 1999, by and between Care and the Company (incorporated by reference to Exhibit 10(ff) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and filed with the Commission on November 15, 1999).

         6. Convertible Promissory Note dated September 30, 1998, from Care in favor of Paradigm Group, L.L.C., in the original principal amount of $200,000 (as form of) (incorporated by reference to Exhibit 4 to Amendment No. 5 to the Statement).

         7. Stock Option Agreement dated as of September 30, 1998, by and among Paradigm and Care (as form of) (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Statement).

         8. Secured Promissory Note, dated March 31, 1998, by and between the Company, as Holder, and Care, as Payor (incorporated by reference to Exhibit 10(bb)(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and filed with the Commission on March 31, 1998).

         9. Pledge Agreement dated as of March 31, 1998, by and between Care and the Company (incorporated by reference to Exhibit 10(bb)(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and filed with the Commission on April 1, 1998).

         10. Stock Purchase Agreement dated as of March 31, 1996, by and among the Company, SIL, and Care (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 28, 1996, and filed with the Commission on April 8,
                  1996).




                              Page 12 of 13 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 18, 2001

                                              SOFTWARE INVESTMENTS LIMITED


                                              By:   /s/ MARK D. JOHNSTON
                                                 ----------------------------
                                                   Director


                                              CARE CORPORATION LIMITED


                                              By:   /s/ MARK D. JOHNSTON
                                                 ----------------------------
                                                   Director


                                              VAULT MANAGEMENT LIMITED


                                              By:   /s/ MARK D. JOHNSTON
                                                 ----------------------------
                                                   Director



                                                   /s/ MARK D. JOHNSTON
                                                 ----------------------------
                                                  Mark D. Johnston








                              Page 13 of 13 Pages